SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X             Form 40-F ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
LINE Corporation
(Registrant)

Date: February 24, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 24, 2017
Company: LINE Corporation
Representative: Takeshi Idezawa, CEO
Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Reorganization of Camera App Business

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that it passed a resolution during its board meeting held on February 23, 2017 to reorganize its camera app businesses (this “Reorganization”) as follows.

1.	Purpose and outline of the reorganization

Snow Corporation  (Headquarters: Gyeonggi-do, Korea; Representative Director: Kim Chang Wook; hereinafter “Snow”), an equity-method affiliate in which the Company holds 25% voting rights ownership, is the developer and operator of the selfie pic and video camera app SNOW, featuring face recognition-enabled stickers and GIF-enabled chat functionality. Meanwhile, LINE Plus Corporation (Headquarters: Gyeonggi-do, Korea; Representative Director: Joongho Shin; hereinafter “LINE Plus”), a consolidated subsidiary of LINE, is engaged in the development and operation of picture and video camera apps including B612, LINE Camera, Foodie and LOOKS.

To promote business growth while consolidating and improving the efficiency of these camera app businesses (hereinafter “Camera Business”), Snow will acquire the Camera Business operated by LINE Plus through an absorption-type company split. In exchange, Snow will grant 208,455 newly issued ordinary shares to LINE Plus. Upon the issuance of new shares, Snow will have a total of 661,788 outstanding shares. The percentage of outstanding shares of Snow owned by the Company and LINE Plus will be 17.1% and 31.5%, respectively, resulting in the Company owning (including indirect ownership via LINE Plus) a 48.6% interest in Snow. Upon the issuance of new shares, NAVER Corporation, the majority shareholder, will own 51.4% of Snow’s outstanding shares.

2. Outline of parties involved in this Reorganization
		Company Subject to Split	Company to Acquire the Business
(1)	Company Name	LINE Plus Corporation	Snow Corporation
(2)	Location	42 Hwangsaeul-ro 360 beon, Bundang-gu, Seongnam, Gyeonggi-do, South Korea	14-1 Pangyoyeok-ro, 192 beon, Bundang-gu, Seongnam, Gyeonggi-do, South Korea
(3)	Representative, Title	Representative Director, Joongho Shin	Representative Director, Kim Chang Wook
(4)	Business	Overseas development and management of LINE business and portal business	Development and operation of a selfie app featuring face recognition-enabled stickers and GIF-enabled chat functionality
(5)	Total Capitalization	19.96 billion won (approximately 1.98 billion yen)	2.27 billion won (approximately 220 million yen)
(6)	Established	February 28, 2013	August 1, 2016
(7)	Major Shareholders and Ownership Percentage	LINE Corporation 100%	NAVER Corporation 75% LINE Corporation 25%

Percentage
(8)	Relationship with LINE Corporation	Capital	A wholly owned subsidiary of the Company.	An equity-method affiliate in which the Company owns 25% of shares.
		Human Resources	Three LINE Corporation directors serve concurrently as directors.	LINE Plus dispatches 1 director.
		Business	Revenue allocation via platform provision and receipt of services	Not applicable.
		Circumstances relevant to the related parties	Not applicable.	NAVER Corporation, which holds 75% of Snow’s issued shares, is the Company’s parent company, holding 80.3% of the Company’s shares (as of January 31, 2017).
Note: Translation of Korean won into yen is based on the exchange rate in effect on February 22, 2017, which was KRW 1.00 to JPY 0.099.

3. Overview of this Reorganization (absorption-type company split)

(1) Outline of businesses split-off from LINE Plus
All assets, obligations and rights for the Camera Business including B612, LINE Camera, Foodie and LOOKS developed and operated by LINE Plus

(2) Details of allocation related to this Reorganization
In exchange for LINE Plus’ Camera Business, Snow will grant 208,455 newly issued ordinary shares to LINE Plus.

(3) Status of acquiring company after the split
No change to company name or location is scheduled.

(4) Status of owned shares before and after this Reorganization
The status of the Company’s ownership interest in Snow before and after the transfer for this Reorganization is outlined below.

(1)	Shares of Snow owned by the Company prior to this Reorganization	Ordinary shares: 113,333 shares (Number of shares with voting rights: 113,333) (Percentage of stock ownership: 25%) (Percentage of voting rights ownership: 25%)
(2)	Shares of Snow owned by the Company after this Reorganization
Ordinary shares: 321,788 in total (208,455 indirectly owned)
(Number of shares with voting rights: 321,788 in total (208,455 indirectly owned))
(Percentage of stock ownership: 48.6% in total (31.5% indirectly owned)
(Percentage of voting rights ownership: 48.6% total (31.5% indirectly owned))

(3)	Appointment of executives, etc.	There are no plans for additional appointment of officers.
Note: The number of outstanding shares of Snow before the new issuance is 453,333. Upon the issuance of new shares, the new total number of outstanding shares will be 661,788 shares.

4. Schedule
(1)	Resolution by the board of directors	February 23, 2017
(2)	Conclusion of Agreement	February 23, 2017
(3)	Effective date of absorption-type split	May 1, 2017 (planned)

5. This Reorganization’s impact on profits for the year attributable to the shareholders of the Company
This Reorganization’s impact on profits for the year attributable to the shareholders of the Company is currently being reviewed along with the interpretation and calculation methods and the method for applying international accounting standards, which will serve as the basis for calculating the amount of impact. The impact value will be announced as soon as it is determined.

6. Impact on Results
The impact of this Reorganization on the Company’s consolidated financial results will be announced as soon as it is determined.

7. Matters related to Business with Controlling Shareholders

(1) As this Reorganization involves business with Snow, a subsidiary of the Company’s controlling shareholder, NAVER Corporation, it falls under the category of a related party transaction with the Controlling Shareholder. The status of the Company’s compliance with the “Policy Regarding Measures for Protecting Minority Shareholders When Conducting Transactions with Controlling Shareholders” set forth in the Corporate Governance Report disclosed on July 15, 2016 is described below.

The Company has established the Related Party Transaction Management Policy, and when conducting transactions with the group companies of the Company’s parent company, NAVER Corporation, or when conducting a new transaction that corresponds to other matters prescribed in the Regulations, the necessity, rationality and appropriateness of the transaction’s conditions are deliberated on and approved in a management meeting. In efforts to protect minority shareholders, an advisory board comprised solely of outside directors has been established. The advisory board deliberates on and assesses material transactions between the parent company, NAVER Corporation, and related parties and transactions that may involve conflicts of interest, as well as the operational status of board of director meetings and policies related to minority shareholder protection. The board of directors respects the opinions of the advisory board on these matters.

Therefore, a management meeting and advisory board meeting were held on February 23, 2017, during which it was confirmed that this Reorganization is necessary for the Company’s aims of improving operational efficiency and expanding the Camera Business, and the value of the Camera Business and Snow’s shares have been evaluated by the Company and NAVER Corporation through third-party appraisal. After thorough deliberation by the advisory board, a resolution for this Reorganization was passed in the board meeting held on the same day, in accordance with the above policy.

(2) Measures to Ensure Fairness and Avoid Conflicts of Interest
The Company and NAVER Corporation, as a measure to ensure fairness in this Reorganization, respectively enlisted the help of independent third-party appraisers to calculate the stock value of Snow and the Camera Business involved in this Reorganization. The transaction price was calculated using the average of the respective valuations.

Furthermore, the board of directors meeting held on February 23, 2017 was attended by all outside directors and auditors, and there were no special objections from attending auditors.

(3) Overview of Opinions Obtained from the Advisory Board on Controlling Shareholders and Non-interested Parties regarding Minority Shareholder Disadvantages
At the meeting of the three outside director-comprised advisory board held on February 23, 2017, the Company received an opinion that the Reorganization will not be disadvantageous to minority shareholders. Below is an outline of the received opinion.

a.)	Rationality of purpose for this Reorganization
SNOW is a service that has earned the support of younger generations mainly in Japan, Korea and China, building a user base in a short amount of time. B612 and the other camera app services provided by the LINE Group are attracting more users in not only Japan and China, but also other Asian countries like Indonesia and Vietnam, as well as Latin American markets like Brazil and Mexico. It was determined that maximizing the potential for the user base these services have been able to cultivate thus far among intensifying global competition in the picture and video app market and accelerating their expansion in global markets would lead to an increase in the corporate value of LINE. Until now, the development and operation of the Camera Business at Snow and those of the Camera Business at LINE Plus have been conducted separately, but by combining these businesses, the human resources and expenses for the development and operation of this Camera Business can also be consolidated. In light of this clear purpose of improving operational efficiency and the subsequent anticipation of further growth of the Camera Business, it was determined that this Reorganization is reasonable.

b.)	Fairness of negotiations and procedures for this Reorganization
LINE made an investment in Snow on October 18, 2016, acquiring 25% of voting rights ownership. Since this acquisition, LINE and Snow have been continually focusing on expanding their respective photo and video app services and have put in significant consideration into frameworks for cooperation. Both companies’ photo and video app services are expanding steadily, but with the global competition in this service area growing ever more severe, both parties have agreed that building a stronger cooperation framework is necessary for further expansion. As a result, LINE has made a decision to transfer all camera app businesses to Snow through an absorption-type split, the conditions for which will be based on the value assessments for the relevant business units and Snow’s shares by multiple third-party appraisers.

The board of directors received a preliminary report regarding the necessity of this Reorganization, the expected effects and method of value calculation at the board of directors meeting held on January 25, 2017.

Moreover, in accordance with the Company’s Related Party Transaction Management Policy and after deliberation at the management meeting held on February 23, 2017, the CFO provided at the advisory board meeting an explanation regarding the purpose of this Reorganization and its reasonableness, the fairness of the transaction and the fairness of its valuation amount. After sufficient deliberation at the meeting of the advisory board, the three outside directors who comprise the board expressed that they had no objections to this Reorganization, and it was approved at the board of directors meeting held on the same day.

c.)	Fairness of evaluation of the Camera Business and Snow Company's share valuation under this Reorganization
The Company and NAVER Corporation respectively enlisted the help of independent third-party appraisers to calculate the stock value of Snow and the Camera Business involved in this Reorganization. Based on the business plans and other documentations from each company, the third-party appraisers made their valuations upon certain assumptions taken from an independent position. Both the Company and NAVER Corporation agreed to use the average of the respective valuations to calculate the transaction price, and it is recognized that the fairness of the valuation has been assured.

d.)	Conclusion
It is recognized that this Reorganization is not disadvantageous to minority shareholders in the Company.

The advisory board will continue to monitor related party transactions that arise between LINE and NAVER Corporation so that no disadvantages to minority shareholders are incurred.